SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G
                                 (Rule 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)



                        Fusion Medical Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   0003611281
--------------------------------------------------------------------------------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)


                                Page 1 of 4 Pages

--------------------------------------------------------                     ---------------------------------------
CUSIP NO. 0003611281                                            13 G                   Page 2 of 4 Pages
--------------------------------------------------------                     ---------------------------------------

----------- --------------------------------------------------------------------------------------------------------
1           NAME OF REPORTING PERSONS
            SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                     Lawrence G. Mohr, Jr.  ("Mohr")
                     Tax ID Number:    ###-##-####
----------- --------------------------------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                   (a)  [ ]         (b)  [ ]
----------- --------------------------------------------------------------------------------------------------------
3           SEC USE ONLY
----------- --------------------------------------------------------------------------------------------------------
4           CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S. Citizen
----------- --------------------------------------------------------------------------------------------------------
         NUMBER OF SHARES           5        SOLE VOTING POWER
    BENEFICIALLY OWNED BY EACH               21,485  shares,  of which 10,000  shares are owned directly and  11,485
            REPORTING                        shares are issuable upon the exercise of stock options.
           PERSON WITH
                                    -------- -----------------------------------------------------------------------
                                    6        SHARED VOTING POWER
                                             1,005,010  shares,  of which 992,510 are directly  owned by MDV III and
                                             12,500 of which are held by  Lawrence  G. Mohr,  Jr. and Nancy H. Mohr,
                                             Trustees of the Mohr Family Trust U/D/T Dated August 5, 1985.  Mohr, is
                                             a general  partner of WLPJ, the general  partner of MDV III, and may be deemed to have shared power to vote these shares.
                                    -------- -----------------------------------------------------------------------
                                    7        SOLE DISPOSITIVE POWER
                                             21,485  shares,  of which 10,000  shares are owned  directly and 11,485 shares are issuable upon the exercise of stock options.
                                    -------- -----------------------------------------------------------------------
                                    8        SHARED DISPOSITIVE POWER
                                             1,005,010  shares,  of which 992,510 are directly  owned by MDV III and
                                             12,500 of which are held by  Lawrence  G. Mohr,  Jr. and Nancy H. Mohr,
                                             Trustees of the Mohr Family Trust U/D/T Dated August 5, 1985.  Mohr, is
                                             a general  partner of WLPJ, the general  partner of MDV III, and may be deemed to have shared power to dispose of these shares.
----------------------------------- -------- -----------------------------------------------------------------------
9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON                                                                       1,026,495
----------- --------------------------------------------------------------------------------------------------------
10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
            EXCLUDES CERTAIN SHARES*                                                                     [ ]
----------- --------------------------------------------------------------------------------------------------------
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                                                   14.52%
----------- --------------------------------------------------------------------------------------------------------
12          TYPE OF REPORTING PERSON*
                                                                                                   IN
----------- --------------------------------------------------------------------------------------------------------

                                       * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 4 of 4 Pages

                  This statement amends the Statement on Schedule 13(G) (the "Original Statement") filed by Mohr, Davidow Ventures III, A California Limited Partnership ("MDV III"), WLPJ Partners, A California Limited Partnership ("WLPJ"), Lawrence G. Mohr, Jr. ("Mohr"), William H. Davidow ("Davidow"), Jonathan D. Feiber ("Feiber"), and Nancy J. Schoendorf ("Schoendorf"). The foregoing entities and individuals are collectively referred to as the "Reporting Persons." Only those Items as to which there has been a change of information are included in this Amendment.

ITEM 4.           OWNERSHIP:

                  The following information with respect to the ownership of Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 1997:

                     (a)   Amount beneficially owned:

                           See Row 9 of cover page for each Reporting Person.

                     (b)   Percent of Class:

                           See Row 11 of cover page for each Reporting Person.

                     (c)   Number of shares as to which such person has:

                               (i)   Sole power to vote or to direct the vote:

                                     See Row 5 of cover page for each  Reporting
                                     Person.

                               (ii)  Shared power to vote or to direct the vote:

                                     See Row 6 of cover page for each  Reporting
                                     Person.

                               (iii) Sole  power to  dispose  or to  direct  the
                                     disposition of:

                                     See Row 7 of cover page for each  Reporting
                                     Person.

                               (iv) Shared power to dispose or to direct the disposition of:

                                     See Row 8 of cover page for each  Reporting
                                     Person.

                                                               Page 4 of 4 Pages

                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 1998




                                             /s/  William H. Davidow
                                          --------------------------------------
                                          William H. Davidow



                                             /s/  Jonathan D. Feiber
                                          --------------------------------------
                                          Jonathan D. Feiber,  individually  and
                                             on   behalf   of  MDV  III  in  his
                                             capacity  as a general  partner  of
                                             WLPJ,  the  general  partner of MDV
                                             III,  and on  behalf of WLPJ in his
                                             capacity   as  a  general   partner
                                             thereof.



                                             /s/  Lawrence G. Mohr, Jr.
                                          --------------------------------------
                                          Lawrence G. Mohr, Jr.



                                             /s/  Nancy J. Schoendorf
                                          --------------------------------------
                                          Nancy J. Schoendorf